

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2022

Youyi Zhu
Chief Financial Officer
China Natural Resources, Inc.
Room 2205, 22/F, West Tower, Shun Tak Centre
168-200 Connaught Road Central
Sheung Wan, Hong Kong

> **Re: China Natural Resources, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **File No. 000-26046**

Dear Mr. Zhu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2021

Item 3. Key Information
D. Risk Factors, page 1

1. Please further expand your introductory section to address the following:

    • How recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, have or may impact your ability to conduct your business, accept foreign investments, or list on a U.S. or other foreign exchange.

    • Whether and how the Holding Foreign Companies Accountable Act ("HFCAA") and related regulations will affect your company.

    • That you have been included in the list of issuers identified under the HFCAA.

- The risk that rules and regulations in China can change quickly with little advance notice.

Risk Factor Summary, page 1

2. Please revise the order of your Risk Factor Summary to place the risk factors related to being based in China and Hong Kong and having all of your operations in China, including Risks Relating to Our PRC Operations and Doing Business in the PRC, as the first risk factors identified in the summary, and as the first risk factors in the detailed risk factor discussion that follows after the summary section.

Risks Relating to Our PRC Operations and Doing Business in the PRC
PRC regulation of loans to and direct investment in PRC entities ..., page 12

3. We note the disclosure under this risk factor, and the risk factors on page 13 regarding restrictions on paying dividends and governmental control of currency conversion. Please further expand your discussion regarding liquidity risks to provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe, in more detail, your ability to transfer cash between entities, across borders, and to U.S. investors. Describe, in more detail, any limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

The approval of and/or filing with the CSRC or other PRC government authorities ..., page 17

4. We note your disclosure regarding permissions requirements from the China Securities Regulatory Commission (CSRC). Please further elaborate on this disclosure to address the following:

- Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors.

- In addition to the CSRC, state whether you or your subsidiaries are covered by permissions requirements from the Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations.

- State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.

- Describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

5.   In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon Buskirk, Staff Accountant, at 202-551-3717 with any questions.

                                      Sincerely,

                                      Division of Corporation Finance
                                      Office of Energy & Transportation